SPANSION INC.

915 DEGUIGNE DRIVE

P.O. BOX 3453

SUNNYVALE, CA 94088

November 1, 2010

VIA FACSIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention:	Martin James, Acting Assistant Director

Louis Rambo, Attorney

Daniel Morris, Special Counsel

Re:	Spansion Inc.

Registration Statement on Form S-1 (Registration No. 333-169471)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-1 (Registration No. 333-169471) (the “Registration Statement”) of Spansion Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on November 3, 2010, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Robert W. Phillips at (650) 463-3051.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours, SPANSION INC.

By:	/s/ Nancy Richardson
Nancy Richardson Vice President of Legal

November 1, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spansion Inc.

Registration Statement on Form S-1 (File No. 333-169471)

Ladies and Gentlemen:

As underwriters of the proposed public offering by Spansion Inc. (the “Company”) of up to 7,762,500 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:30 p.m. (Washington, D.C. time) on November 3, 2010, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 28, 2010, through the date hereof:

Preliminary Prospectus dated October 28, 2010:

4,861 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

BARCLAYS CAPITAL INC.

Acting severally on behalf of themselves and the several underwriters

Morgan Stanley & Co. Incorporated

By:	/s/ Robert Brass
	Name:	Robert Brass
	Title:	Executive Director

Barclays Capital Inc.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President